

GROOMIT

PET GROOMING IS CHALLENGING!

- Customers need to wait **weeks** or **months** to get an appointment with a good groomer.

- Appointments often aren't available when it's convenient for customers (nights and weekends).

- **Pets get anxious** traveling to unfamiliar environments (mobile grooming and salons).

- There are serious **pet health concerns** in cages at salons & multiple handlers.

- Difficult finding **good & reliable** groomers consistently.



GROOMIT IS THE SOLUTION



- On-demand, **same day** grooming through our mobile app.

- Customers can schedule at their desire time, **anytime.**

- **No traveling** required - the groomer comes to your home or apartment.

- A **personalized** and **safe** experience for the pet in a familiar environment.

- **Extensive network** of certified & insured groomers.

3 EASY STEPS







Customers books grooming appointment at desired time.

Groomer accepts appointment through their mobile app.

Groomer arrives on time with all supplies and completes grooming.

MARKET OPPORTUNITY

 Pets (Dogs & Cats) in the US

 ~**55%** of pets are in urban households ~**50%** of pet households in 25 metros

 Average of **2/yr** grooming visits

 Average urban spending of **$75/per visit**

 Market share capture ~50% (first mover advantage)

 ~35% gross Profit

~164m Pets in US

~82m Urban Pets

164m visits

$12.3b Spending

$6.15b Gross Revenue

$2.15b Gross Profit

OUR BUSINESS MODEL

2 sided on-demand platform
(Similar to Uber, Doordash, Airbnb and Zeel)



Accomplishments



40%
Rebook



95%
Appointment
completed

12,000+

Total
Appointments

6,000+

Pets groomed

1.2m

Average revenue
run rate

50+

Groomers

Why **Raise Funds Now?**

Why **Groomit** is the better alternative

↑ **Organic user base growth**
↑ **Organic Traffic**

Why?





- In-home pet grooming is more desirable than salon post-COVID

- Many salons and vans had to close, freeing up supply for in-home dog grooming

- Increasing awareness of Groomit during pandemic (NY Times)

↓ **Customer Acquisition Cost**



*Money spent on marketing decreased, while organic traffic increased

↑ **Profit / Booking**



*All non essential Businesses were closed due to pandemic regulations in New York

OUR COMPETITION



Neighborhood Salons & Self-Wash Areas



Mobile Groomers



Independent Groomers

	Groomit	Salon	Mobile vans
Same-Day booking	Yes	No	No
Grooming observation	Yes	No	No
Communication with groomer	Yes	No	No
Environment	Familiar	Unknown	Unknown
Convenience	Yes	No	Yes
Scheduling	Instant groomer assignment	Based on salons availability	Based on Mobile vans availability
Tech Enabled	Yes	No	No

OUR COMPETITIVE ADVANTAGES



1st to market
First on-demand in-home pet grooming service.



Groomer incentive
- Industry leading Commission
- 100% tips
- Groomers are fully supplied
- Given workers comp



Ease of use
Platform is designed to be user-friendly, allowing groomers and customers to manage and track their appointments.



Same-day Bookings
Groomit is the first to create a platform offering same-day grooming and maximizing convenience.



Environment
Groomit prides itself in grooming pets in the most familiar and friendly environment possible.

OUR TECHNOLOGY

Our robust in-house developed platform directly connects customers with groomers based on customer's requirements for pet type, time, date and place

Consumer App / Web



- Specific matches between customer and groomer for best possible experience

- Connects groomer with customer in under 5 minutes

- custom designed to coordinate with support team and services

Groomer App



- Instant access to open appointment including specific details such as earning

- Instant communication with customer to match specific needs of customer

- Secure billing method offering financial security for groomer earnings



Available on IOS, Android and the Web
The platform is Zip Code driven, making it easy to enable any area at any time.

INVESTMENT **OPPORTUNITY**



$1m Equity Raise
Currently raising $1,000,000 to expand rapidly in the **Tri-State** area and on the **East Coast**



5-7.5% Equity Stake
Based on a valuation of $7m



Use of Funds

· Runway of 2 years for the existing team

· Pay off short-term debt

· Expand team operations

· Platform and infrastructure development & improvement

· Support Customer Acquisition Costs (Groomers, Pet Parents) for new markets

· Adding products to increase customer basket size i.e. shampoos/conditioners/add ons

OUR TEAM



Sohel Kapadia
CEO & Co-founder

Entrepreneur with over 20 years of experience in Telecom and Real Estate. Built and successfully exited a telecom business with 10,000,000+ Customers.



Lars Rissmann
COO

Pet Parent frustrated with existing grooming solutions. With over 20 years of experience in operations. Working with Sohel for 10 years.



Anna Zege
VP Quality Control & Co-founder

Pet Parent frustrated with inconvenience of traditional grooming experience in NYC. Entrepreneur with a passion for pet care.



Jun Hyuk Seo
CTO

Senior Software Engineer experienced in building Enterprise Systems telecom company. Working with Sohel for 10 years.



IT Development
Argentina Team



Support Team
Turkey Team



Groomer Recruitment
India Team



THANK YOU!



GROOMIT